Exhibit 100.6

NICE Actimize Introduces ActimizeWatch for Cloud-based AI
to Slash Growing Cost of AML Compliance

AI and machine learning accessible to FSOs of all sizes and provides a cross-institutional view of financial crime models

Hoboken, NJ, May 31, 2018 – NICE Actimize, a NICE (Nasdaq:NICE) business and the leader in Autonomous Financial Crime Management, has expanded ActimizeWatch, its secure cloud-based analytics optimization solution, to apply managed machine learning and automation for laser-sharp Anti-Money Laundering detection with reduced false positives and a simpler road to regulatory compliance. The service now extends cloud-managed AI to Fraud and AML teams- -- strengthening institutions’ overall Financial Crimes Unit.

Currently, FSOs are facing rapid changes with regulations, criminal typologies, and even their own business products, yet their financial crime detection and analytics remain inflexible. With costs of compliance steadily rising, this combination of factors has resulted in major strain on the financial investigation units (FIUs) responsible for identifying suspicious activity and reporting it. Market advisory studies have shown that false-positive rates continue to be as high as 95-97 percent in what has become a defacto standard for the industry. Managing analytics in the cloud introduces cost-predictability and reduces the spend previously required to tune AML systems.

ActimizeWatch for AML eliminates the challenges of keeping AML systems alerting efficiently to continuously produce true-positives that are more likely to yield suspicious activity reports. The solution applies machine learning and automation to proactively monitor the performance of analytics and adapt rules and models rapidly to better detect patterns and reduce false-positives. ActimizeWatch also offers FSOs the ability to benchmark their AML performance against similar institutions, a consortium benefit that helps them adapt their models before any degradation of performance. Its performance dashboards also provide clear explanations for regulators.

“Today, we can use Augmented Intelligence for Financial Crime, advanced analytics and automation, to change the game in AML monitoring and reduce the cost of compliance,” said Joe Friscia, president, NICE Actimize. “Additionally, cloud managed analytics brings the power of machine-learning to financial institutions of all sizes, eliminating to need to build out extensive data science teams onsite.”

Since launching ActimizeWatch last year, machine-learning for fraud prevention has created significant uplift in detection rates and the same transformation is expected to sweep across the Actimize AML user community.

For additional information:

•	On NICE ActimizeWatch for Fraud and AML, click here.

•	On NICE Actimize Autonomous Financial Crime Management (AFCM), click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.